SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Jiang Su Can Yang (FOREPI) orders more MOCVD tools from AIXTRON for GaN HB-LED boost

Aachen/Germany, April 27, 2010 - AIXTRON AG (FWB: AIXA, ISIN DE000A0WMPJ6, ISIN DE000A1DAHX7; NASDAQ: AIXG, ISIN US0096061041) announced today a new order for more Planetary and Showerhead HB-GaN LED MOCVD tools from Jiang Su Can Yang, a joint venture with Formosa Epitaxy Inc. (FOREPI), an established AIXTRON customer and one of Taiwan's leading manufacturers of ultra high brightness (UHB) LEDs. Jiang Su Can Yang placed the order in the fourth quarter of 2009. The Planetary Reactor(R) systems in a 11x4 inch configuration and Close Coupled Showerhead(R) tools in a 31x2 inch configuration will be delivered between the second and the fourth quarter of 2010. The local AIXTRON support team will commission the new reactors at the new FOREPI purpose-built facility in Jiang Su province, PR China.

Dr. Frank Chien, CEO FOREPI comments, 'We have aggressive plans for our joint venture in Jiang Su province, PR China with a total of fifty systems to be in place within the next three years. The excellent performance we have received from our existing Planetary and Showerhead systems from AIXTRON at FOREPI in Taiwan have translated directly into high quality product performance, yield, and cost of ownership.

Specifically, the new reactors in this latest order are destined not only for a new facility but also a new application research topic. Therefore, as these plans unfold the new joint venture in China will allow us to be very close to many of our customers increasing production capacity and to meet their future needs in new device technology. Working in partnership with AIXTRON's support team we can bring these tools onstream quickly ramping up HB GaN LED epiwafer production in response to strong local market demand.'

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements
This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	April 27, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO